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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. )

TRI-COUNTY BANCORP, INC.
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(Name of Issuer)

Common Stock $.10 Par Value
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(Title of Class of Securities)

895452 10 0
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(CUSIP Number)

Robert L. Savage, President
112 Linda Vista
Torrington, WY  82240
(307)532-3369
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(Name, address and telephone number of person authorized to receive notices and communications)

March 7, 1997
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(Date of event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box (     ).

Check the following box if a fee is being paid with this Statement (     ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note.  Copies of this statement including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.
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CUSIP No. 895452-10-0                                        Page 2 of 5 Pages

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1.   NAME OR REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Robert L. Savage

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]  (b) [  ]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS:     PF, SC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  TO
     ITEM 2(d) or 2(e)    [  ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:     U.S.A.

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                         7.     SOLE VOTING POWER
      NUMBER OF                    43,050
       SHARES           -----------------------------------------------------
   BENEFICIALLY          8.     SHARED VOTING POWER
      OWNED BY                      2,500
        EACH             -----------------------------------------------------
      REPORTING          9.     SOLE DISPOSITIVE POWER
       PERSON                      43,050
        WITH            ------------------------------------------------------
                         10.    SHARED DISPOSITIVE POWER
                                    2,500
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            45,550
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.75% (based on 675,130 outstanding shares)

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14.     TYPE OF REPORTING PERSON
             IN

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                                                             Page 3 of 5 Pages

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Item 1.  Security and Issuer
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     The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Tri-County Bancorp, Inc., (the "Issuer"), the executive office of which is located at 2201 Main Street, Torrington, Wyoming 82240.

Item 2.  Identity and Background
--------------------------------
     The name and business address of the person filing this Statement is Robert L. Savage, 112 Linda Vista, Torrington, WY 82240. Mr. Savage is the President and Chief Executive Officer and a Director of the Issuer. During the last five years, Mr. Savage has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
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     A total of $138,500 of the personal funds of Mr. Savage ($25,000 from spouse's IRA) were used to effect the purchase of the Common Stock. Such amount covers the purchase of 12,500 shares at a purchase price of $10.00 per share in connection with the Issuer's initial public offering on September 28, 1993 and 1,000 shares at the average price of $13.50 per share in an open market purchase, March 6, 1995. An additional 7,474 shares are included as beneficially owned as a result of the grant of shares of common stock by a Management Stock Bonus Plan ("MSBP") of the subsidiary of the Issuer issued at no cost to Mr. Savage. Tri-County Federal Savings Bank, Torrington, Wyoming (the "Savings Bank") has allocated 3,646 shares to Mr. Savage pursuant to its Employee Stock Ownership Plan (the "ESOP"). Mr. Savage was also granted stock options covering 20,930 shares of Common Stock ("Option Shares") under the Company s Stock Option Plan "Option Plan") of which options became exercisable at a rate of 33.3% a year beginning September 28, 1994. Vested options can be exercised at a cost to Mr. Savage of $10.00 per share. The aggregate amount of shares beneficially owned by Mr. Savage as reported herein includes the 20,930 Option Shares that are exercisable within 60 days from the date hereof and restricted stock granted pursuant to the MSBP even though all of such MSBP shares have not vested as of the date hereof.
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                                                            Page 4 of 5 Pages

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Item 4.  Purpose of Transaction
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     On September 28, 1993, the Issuer completed the sale of 747,500 shares of
Common Stock in connection with the conversion from the mutual stock form of the Savings Bank. The Savings Bank is the wholly owned subsidiary of Issuer. Mr. Savage purchased 12,500 shares in such offering (including 2,500 owned by his spouse in an IRA) and was granted an additional 7,474 shares of restricted stock pursuant to the Savings Bank's MSBP at no cost to Mr. Savage. Mr.
Savage also has options to purchase 20,930 shares of Common Stock which are exercisable within 60 days of this Schedule 13D. Furthermore, Mr. Savage has purchased 1,000 shares in an open market purchase March 6, 1995. The ESOP has allocated an additional 3,646 shares of Common Stock to Mr. Savage. All of the shares reported on this Schedule 13D as beneficially owned by Mr. Savage were acquired for investment. Mr. Savage may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a Director and an Executive Officer of the Issuer, Mr. Savage, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.
     Other than in the performance of his duties as a Director and an executive officer of the Issuer, Mr. Savage has no current plans or proposals which relate to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c)     a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer's business or corporate structure;
     (g) changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
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     (i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or
     (j)     any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
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     Mr. Savage may be deemed to own beneficially an aggregate of 45,550 shares of the Issuer's Common Stock, constituting 6.75% of the number of shares of such Common Stock outstanding on the date hereof. Except for 2,500 shares (held in an IRA for his spouse), Mr. Savage has sole power to vote and dispose of such shares of Common Stock. Such amount also includes 3,646 shares of Common Stock allocated to Mr. Savage in the ESOP, 20,930 shares of Common Stock subject to stock options which Mr. Savage has the right to acquire within 60 days of the date of this filing of the Company under the Option Plan, and 7,474 shares of restricted stock granted to Mr. Savage as an executive officer of the company under the MSBP.
     No other person is known to have the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the share held by Mr. Savage.

Item 6. Contracts, arrangements, understanding or Relationships with Respect to Securities of the Issuer
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         Not Applicable.


Item 7.  Material to be Filed as Exhibits
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         None.
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                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 14, 1997                       Signature: /s/Robert L. Savage